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Exhibit 11.1

MARKWEST HYDROCARBON, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

(000s, except per share data)

Year Ended December 31, 2002
Net income (loss)	$(2,796)
Weighted average number of outstanding shares of common stock	8,500
Basic earnings (loss) per share	$(0.33)
Net income (loss)	$(2,796)
Weighted average number of outstanding shares of common stock	8,500
Dilutive stock options	13
Earnings (loss) per share assuming dilution	$(0.33)

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  Exhibit 11.1